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07020786

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amorfix Life Sciences Ltd.

*CURRENT ADDRESS 3080 Yonge Street, Suite 6020
Toronto, Ontario, Canada M4N 3N1

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 08 2007
THOMSON
FINANCIAL

FILE NO. 82- 35057

FISCAL YEAR 3/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐
AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT) ☐
SUPPL (OTHER) ☐
DEF 14A (PROXY) ☐

OICF/BY: EBS
DAT : 2/6/07

082-35057

RECEIVED

2007 DEC -5 A 10:03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
3-31-06

Amorfix Life Sciences Ltd.

(a development stage company)

Financial Statements
March 31, 2006 and 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying financial statements of Amorfix Life Sciences Ltd. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these financial statements and in the Management's Discussion and Analysis.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on the best estimates and judgments. Financial information presented in the Management's Discussion and Analysis is consistent with that contained in the financial statements.

Management, to meet its responsibility for integrity and objectivity of the data in the financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the financial statements, and that the assets are properly accounted for and safeguarded.

The Board of Directors, through an Audit Committee, oversees management's responsibilities for financial reporting. This committee, which consists of two independent directors and one management director, reviews the audited financial statements as well as the Management's Discussion and Analysis, and recommends their approval to the Board of Directors.

These financial statements have been audited by PriceWaterhouseCoopers LLP, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

George Adams	James Parsons
President and Chief Executive Officer	Chief Financial Officer

May 19, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

May 19, 2006

Auditors' Report

To the Shareholders of
Amorfix Life Sciences Ltd.

We have audited the balance sheets of **Amorfix Life Sciences Ltd.** as at March 31, 2006 and 2005 and the statements of operations, shareholders' equity and cash flows for the year ended March 31, 2006 and the period from January 23, 2004 (inception) to March 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended March 31, 2006 and the period from January 23, 2004 (inception) to March 31, 2005 in accordance with Canadian generally accepted accounting principles.

(signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Amorfix Life Sciences Ltd.

(a development stage company)
Balance Sheets
As at March 31, 2006 and 2005

	2006 $	2005 $
Assets		
Current assets		
Cash	113,794	550,846
Short-term investments	5,251,935	-
Amounts receivable	80,386	4,926
Prepaid expenses	16,201	5,000
Total current assets	5,462,316	560,772
Property and equipment, net (note 4)	85,089	-
Deferred costs	-	31,612
	5,547,405	592,384
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	247,878	73,633
Promissory note (note 3(b)(iii))	-	25,750
Total current liabilities	247,878	99,383
Shareholders' Equity		
Common shares	6,692,671	627,160
Warrants and options	738,874	30,845
Deficit	(2,132,018)	(165,004)
	5,299,527	493,001
	5,547,405	592,384

Commitments (note 10)

Approved by the Board of Directors

(signed) **Graham Strachan** Director (signed) **Donald McCaffrey** Director

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)
Statements of Operations

	Year ended March 31, 2006 $	Period from January 23, 2004 (inception) to March 31, 2005 $	Period from January 23, 2004 (inception) to March 31, 2006 $
Revenue			
Interest earned	36,507	-	36,507
Expenses			
Research and development	1,100,745	67,025	1,167,770
General and administrative	409,917	96,706	506,623
Amortization of property and equipment	11,243	-	11,243
Interest	1,923	1,273	3,196
	1,523,828	165,004	1,688,832
Loss before the undernoted	(1,487,321)	(165,004)	(1,652,325)
Costs related to reverse takeover of Luxor (note 3(b)(iii))	479,693	-	479,693
Loss for the period	(1,967,014)	(165,004)	(2,132,018)
Basic and diluted loss per share	(0.10)	(0.02)	
Weighted average number of common shares outstanding	19,306,005	10,004,619	

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity

	Common shares		Warrants and options		
	Number	Amount $	Number	Amount $	Deficit $
Issuance of common shares for cash at $0.00001 per share at inception - January 23, 2004	1	-	-	-	-
Issuance of common shares for cash at $0.00001 per share (note 5(a))	23,687,499	236	-	-	-
Issuance of common shares for acquired technology at $0.00001 per share (note 5(b))	1,250,000	13	-	-	-
Issuance of common shares for cash at $0.08 per share, net of cash issue costs (note 5(c))	9,375,000	657,756	-	-	-
Common share purchase warrants issued as agents' compensation (note 5(c))	-	(30,845)	812,500	30,845	-
Loss for the period					(165,004)
Balance - March 31, 2005	34,312,500	627,160	812,500	30,845	(165,004)
Issuance of common share units for cash at $0.20 per unit, net of cash issue costs (note 3(b)(i))	15,000,000	2,433,456	7,500,000	270,384	-
Agent options issued as agents' compensation (note 3(b)(i))	-	(62,400)	1,200,000	62,400	-
Balance - September 20, 2005, immediately prior to amalgamation	49,312,500	-	9,512,500	-	-
Exchange of Amorfix shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 2.5:1 ratio (note 3(a))	19,725,000	-	3,805,000	-	-
Exchange of Luxor shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 1:1 ratio (note 3(a))	4,125,000	-	310,000	-	-
Ascribed value of Luxor shares, warrants and options (note 3(b)(iii))	-	343,074	-	3,385	-
Amalgamation costs (note 3(b)(iii))	-	(141,778)	-	-	-
Issuance of shares as a cost of the amalgamation (note 3(b)(ii))	100,000	50,000	-	-	-
Issuance of success warrants as a cost of the amalgamation (note 3(b)(ii))	-	-	750,000	156,750	-
Issuance of common share units to OGI for cash at $0.50 per unit, net of cash issue costs (note 5(e))	100,000	33,233	50,000	7,112	-
Issuance of common shares for cash at $0.85 per share, net of cash issue costs (note 5(f))	4,058,823	3,141,967	-	-	-
Common share purchase warrants issued as agents' compensation (note 5(f))	-	(114,458)	270,586	114,458	-
Exercise of replacement options	160,000	33,651	(160,000)	(1,651)	-
Exercise of stock options	18,000	15,408	(18,000)	(6,408)	-
Exercise of warrants	604,250	333,358	(604,250)	(47,370)	-
Issuance of stock options	-	-	1,353,000	-	-
Stock-based compensation	-	-	-	148,969	-
Loss for the year					(1,967,014)
Balance - March 31, 2006	28,891,073	6,692,671	5,756,336	738,874	(2,132,018)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)
Statements of Cash Flows

	Year ended March 31, 2006 $	Period from January 23, 2004 (inception) to March 31, 2005 $	Period from January 23, 2004 (inception) to March 31, 2006 $
Cash provided by (used in)			
Operating activities			
Loss for the period	(1,967,014)	(165,004)	(2,132,018)
Amortization of property and equipment	11,243	-	11,243
Stock-based compensation	148,969	-	148,969
Non-cash interest expense	1,923	750	2,673
Non-cash costs related to reverse takeover of Luxor	232,442	-	232,442
Changes in non-cash working capital (note 9)	28,734	32,095	60,829
	(1,543,703)	(132,159)	(1,675,862)
Investing activities			
Purchase of short-term investments	(6,350,000)	-	(6,350,000)
Sale of short-term investments	1,098,065	-	1,098,065
Purchase of property and equipment	(96,332)	-	(96,332)
	(5,348,267)	-	(5,348,267)
Financing activities			
Issuance of common shares, net of cash issue costs (note 5(f))	3,141,967	658,005	3,799,972
Issuance of common share units, net of cash issue costs (notes 3(b)(i) and 5(e))	2,744,185	-	2,744,185
Issuance of common shares on exercise of warrants	285,988	-	285,988
Issuance of common shares on exercise of options	41,000	-	41,000
Cash acquired on reverse takeover of Luxor (note 3(a))	141,778	-	141,778
Issuance of promissory note (note 3(b)(iii))	100,000	25,000	125,000
	6,454,918	683,005	7,137,923
Net (decrease) increase in cash during the period	(437,052)	550,846	113,794
Cash - Beginning of period	550,846	-	-
Cash - End of period	113,794	550,846	113,794
Supplemental cash flow information			
Common shares, warrants and options issued on reverse takeover (note 3(b)(iii))	346,459	-	346,459
Common share purchase warrants issued as agents' compensation (notes 3(b)(i) and 5(f))	176,858	30,845	207,703
Promissory note plus accrued interest eliminated on amalgamation (note 3(b)(iii))	127,673	-	127,673
Non-cash amalgamation costs applied to common shares (note 3(b)(iii))	141,778	-	141,778

The accompanying notes are an integral part of these financial statements.

1 Basis of presentation and nature of operations

Amorfix Life Sciences Ltd. (the company or Amorfix) was incorporated under the Canada Business Corporations Act on January 23, 2004 and operated as a private company until September 21, 2005. These financial statements reflect the reverse takeover by Amorfix Life Sciences Ltd. of Luxor Developments Inc. (Luxor), a capital pool company, under the policies of the TSX Venture Exchange (the Exchange). The reverse takeover by Amorfix was approved by the shareholders of each company and was completed on September 21, 2005. The amalgamated company (Amalco) was named Amorfix Life Sciences Ltd.

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. The company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any revenue to date.

The company's success is dependent on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. The successful completion of these activities is necessary to allow the company to continue research and development activities and the commercialization of its products. It is not possible to predict either the outcome of future research and development programs or the company's ability to fund these programs going forward.

2 Summary of significant accounting policies

Basis of preparation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant accounting policies, which have been consistently applied, are summarized as follows:

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experiences, where applicable, and other assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates under different assumptions or conditions.

Short-term investments

Short-term investments consist of cashable guaranteed investment certificates with original maturities greater than three months, and are valued at cost plus accrued interest which approximates market value.

Property and equipment

Property and equipment are stated at cost less accumulated amortization. The rates and methods used to amortize the cost of the property and equipment over their estimated useful lives are as follows:

Laboratory and office equipment	5 years straight-line
Computer equipment	3 years straight-line

Each year, the company assesses its property and equipment to determine if there has been an impairment in their value. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from this asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at March 31, 2006, no impairment of property and equipment was determined.

Research and development costs

Research and development costs are charged to operations as incurred, net of grants, if any, or related investment tax credits, unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date. The costs incurred in establishing and maintaining patents are expensed as incurred.

Investment tax credits

Refundable investment tax credits (ITCs) are accounted for under the cost reduction method, whereby they are netted against the expense or property and equipment to which they relate. Refundable ITCs are recorded when the qualifying expenditures are incurred and there is reasonable assurance that the tax credits will be realized.

Income taxes

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using substantively enacted income tax rates and laws. Valuation allowances are established, when necessary, to reduce future income tax assets to the amounts considered more likely than not to be realized.

Stock-based compensation

The company uses the fair value method of accounting for stock options granted to employees and non-employees. The fair value of stock options awarded to employees is expensed over the vesting period and for non-employees is expensed as the services are received.

Loss per share

Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the period. All warrants and options were excluded from the calculation of diluted loss per common share as their effect was anti-dilutive.

Financial instruments

a) Concentration of credit risk

Financial instruments that potentially subject the company to a significant concentration of credit risk consist primarily of cash and short-term investments. The company mitigates its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

b) Fair value of financial instruments

Financial instruments of the company consist mainly of cash, short-term investments, amounts receivable, and accounts payable and accrued liabilities. As at March 31, 2006, there was no significant difference between the carrying values of these amounts and their estimated fair values due to their short-term nature.

Foreign currency translation

Transactions denominated in foreign currencies are translated into Canadian dollars at the average rates of exchange prevailing at the time of the respective transactions. Monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rate. All gains and losses are included in statements of operations.

3 Amalgamation

a) On June 7, 2005, the company signed an amalgamation agreement with Luxor under which the two companies would merge to form Amalco to continue the business carried on by Amorfix. Effective September 21, 2005, the share capital of the two companies was exchanged for Amalco securities as follows: Luxor shareholders received 1 common share of Amalco for each common share of Luxor (4,125,000 Amalco common shares); Luxor warrant holders received 1 warrant of Amalco for each warrant of Luxor at the same exercise price (150,000 Amalco warrants); Amorfix shareholders received 1 Amalco share for every 2.5 shares of Amorfix held (19,725,000 Amalco common shares); and Amorfix warrant holders received 1 warrant of Amalco for every 2.5 warrants of Amorfix (325,000 Amalco warrants) and the exercise price was adjusted by the inverse of the share exchange ratio. Post-amalgamation, 160,000 Luxor (replacement) options to purchase common shares were continued under the same terms and conditions to purchase 160,000 Amalco common shares, all of which were exercised prior to March 31, 2006. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

The net assets of Luxor received on amalgamation were as follows:

	$
Cash	141,778
Amounts receivable	8,509
Promissory note receivable from Amorfix	100,000
Deferred costs	174,367
Total assets acquired	424,654
Less: Current liabilities	78,195
Net assets acquired	346,459

b) These financial statements reflect the assets, liabilities and results of operations of Amorfix prior to the reverse takeover and the combined assets, liabilities and results of operations of the company and Luxor subsequent to the reverse takeover. The comparative balance sheet as at March 31, 2005 and the comparative results of operations and cash flows for the period from January 23, 2004 (inception) to March 31, 2005 are those of Amorfix prior to the reverse takeover transaction.

All share information presented below has been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options. The following transactions were completed at amalgamation on September 21, 2005 as follows:

i) Amorfix issued 6,000,000 (15,000,000 pre-amalgamation) common share units at $0.50 ($0.20 pre-amalgamation) per unit under a private placement financing and received gross proceeds of $3,000,000 ($2,703,840, net of cash issue costs of $296,160). Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one common share at an exercise price of $0.75 per share until October 3, 2006.

The allocation of the $0.50 common share unit issue price to the common shares and the one-half common share purchase warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.45 per share and the one-half common share purchase warrants were allocated a price of $0.05. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants. Accordingly, $2,433,456 was allocated to the common shares and $270,384 to the common share purchase warrants, net of issue costs. Assumptions used to determine the value of the common share purchase warrants were: dividend yield 0.0%; risk-free interest rate 2.8%; expected volatility 90%; and average expected life of 12 months.

In connection with the private placement, the company issued 480,000 (1,200,000 pre-amalgamation) agent options with a fair value of $62,400. Assumptions used to determine the value of the agent options were: dividend yield 0.0%; risk-free interest rate 3.0%; expected volatility 90%; and average expected life of 18 months. Each agent option is exercisable into one common share at a price of $0.75 per share until April 3, 2007.

ii) Amorfix paid a success fee to i3 Capital Partners Inc. in the form of $50,000 in cash and 100,000 in common shares at an issue price of $0.50 per share. The company also issued 500,000 success warrants to persons designated by Luxor and 250,000 success warrants to certain members of the management of Amorfix, having a combined fair value of $156,750. Each success warrant is exercisable into one common share at a price of $0.50 per share until September 21, 2007. Assumptions used to determine the value of the success warrants were: dividend yield 0.0%; risk-free interest rate 3.0%; expected volatility 90%; and average expected life of 2 years.

iii) The total shareholders' equity balance of Luxor of $346,459 was allocated to Amorfix common shares based on the fair value of Luxor shares, warrants and options, resulting in $343,074 being allocated to common shares; $1,734 being allocated to warrants; and $1,651 being allocated to stock options. Assumptions used to determine the value of the warrants and stock options were: exercise price $0.20; dividend yield 0.0%; risk-free interest rate 2.8-3.0%; expected volatility 90%; and average expected life of 8-20 months.

Costs of the amalgamation, including deferred transaction costs on the balance sheets of Amorfix and Luxor, were applied to common shares only to the extent of the cash balance of Luxor as at September 21, 2005 of $141,778. Amalgamation costs that exceeded the Luxor cash balance were charged to income in the amount of $479,693. On amalgamation, the outstanding promissory notes payable to Luxor were settled.

iv) As required by the Exchange, on amalgamation, a total of 10,455,000 common shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares are released from escrow as follows: 10% on issuance of the final exchange bulletin dated September 30, 2005; and 15% at the end of each subsequent six-month period thereafter. As at March 31, 2006, 7,841,250 common shares remain in escrow.

4 Property and equipment

	March 31, 2006		
	Cost $	Accumulated amortization $	Net $
Laboratory and office equipment	72,106	7,211	64,895
Computer equipment	24,226	4,032	20,194
	96,332	11,243	85,089

The company did not hold any property and equipment in fiscal 2005.

5 Share capital

The company has authorized an unlimited number of common shares and preferred shares and has issued 28,891,073 common shares and no preferred shares as at March 31, 2006. All common share, warrant and option data of the company prior to amalgamation presented below have been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options (note 3).

a) Common shares

During the period from January 23, 2004 (inception) to March 31, 2005, the company issued 9,475,000 (23,687,500 pre-amalgamation) common shares to founders and advisers of the company at a nominal value. Included in these shares were 1,000,000 common shares issued on May 31, 2004 to founders of the company that vest over 12 months. As at March 31, 2006, all founders' shares had vested.

b) Shares issued for acquired technology

On February 19, 2005, the company issued 500,000 (1,250,000 pre-amalgamation) common shares at a nominal value of $0.00001 per share and paid $20 for the acquisition of the Epitope Protection Technology (Invention) to the University of Toronto, Neil Cashman and Marty Lehto (together the assignors). The transaction has been recorded in these financial statements at the carrying amount of the assets acquired of $nil. During 2006, the company satisfied all conditions of the assignment and have no continuing obligations to the assignors.

c) Private placement - common shares

In March 2005, the company completed a private placement of 3,750,000 (9,375,000 pre-amalgamation) common shares at a price per share of $0.20 for gross proceeds of $750,000 ($657,756, net of cash issuance costs). In connection with the financing, the company issued 325,000 (812,500 pre-amalgamation) common share purchase warrants (agent warrants) as agents' compensation. Each agent warrant entitles the warrant holder to acquire one common share at an exercise price of $0.20 prior to expiry on December 31, 2006.

The fair value of the agent warrants was estimated using the Black-Scholes option pricing model. Assumptions used to determine the value of the warrants were: dividend yield of 0.0%; risk-free interest rate of 3.5%; expected volatility of 90%; and expected life of 1.8 years.

d) Private placement - common share units

On September 21, 2005, immediately prior to the amalgamation, the company completed a private placement for gross proceeds of $3,000,000. This transaction is described in note 3(b)(i).

e) Private placement - common share units

In January 2006, the company entered into a subscription agreement with the Ontario Genomics Institute (OGI) for a $100,000 investment in Amorfix. On closing, OGI invested $50,000 and received 100,000 common share units at a price per unit of $0.50 for gross proceeds of $50,000 ($40,345, net of cash issue costs). Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles OGI to acquire one common share at an exercise price of $0.90 per share until January 30, 2008.

The allocation of the $0.50 common share unit issue price to the common shares and the one-half common share purchase warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.41 per share and the one-half common share purchase warrants were allocated a price of $0.09. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants. Accordingly, $33,233 was allocated to common shares and $7,112 to common share purchase warrants, net of issue costs. Assumptions used to determine the value of the common share purchase warrants were: dividend yield 0.0%; risk-free interest rate 3.7%; expected volatility 106%; and average expected life of 24 months.

On the achievement of a defined research milestone, OGI will subscribe for $50,000 of additional common share units at the market price of the company's common shares on the closing of the second investment (Closing Price). Each common share unit will consist of one common share and one-half common share purchase warrant. Each full common share purchase warrant will entitle OGI to acquire one common share at an exercise price equal to the greater of the Closing Price and $0.90 for a period of 2 years.

f) Private placement

In March 2006, the company completed a private placement of 4,058,823 common shares at a price per share of $0.85 for gross proceeds of $3,450,000 ($3,141,967, net of cash issuance costs). In connection with the financing, the company issued 270,586 common share purchase warrants as agents' compensation having an aggregate fair value of $114,458. Each common share purchase warrant entitles the warrant holder to acquire one common share at an exercise price of $0.85 prior to expiry on September 24, 2007.

The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model. Assumptions used to determine the value of these warrants were: dividend yield of 0.0%; risk-free interest rate of 3.6%; expected volatility of 106%; and expected life of 1.5 years.

6 Warrants and options

a) The company has issued warrants and options for the purchase of common shares. All outstanding warrants are exercisable. As at March 31, 2006, the following warrants and options (other than stock options) were outstanding:

	Exercise price $	Number outstanding	Expiry date
Common share purchase warrants (note 3(b)(i))	0.75	2,699,750	October 3, 2006
Replacement options (note 3(a))	0.20	-	May 22, 2006
Agent warrants (note 5(c))	0.20	123,500	December 31, 2006
Agent options (note 3(b)(i))	0.75	480,000	April 3, 2007
Agent warrants (Luxor) (note 3(a))	0.20	47,500	May 6, 2007
Success warrants (note 3(b)(ii))	0.50	750,000	September 21, 2007
Agent options (note 5(f))	0.85	270,586	September 24, 2007
OGI common share purchase warrants (note 5(e))	0.90	50,000	January 30, 2008
		4,421,336	

b) Under the company's stock option plan enacted on September 20, 2005, options may be granted to directors, officers, employees and consultants of the company to purchase up to 4,000,000 common shares. Options granted vest at various rates and have a term not exceeding five years.

The following table reflects the activity under the stock option plan for the periods ended March 31, 2005 and 2006 and the stock options outstanding at the end of the periods:

	Number of stock options	Weighted average exercise price $
Outstanding - April 1, 2004 and 2005	-	-
Granted	1,353,000	0.51
Exercised	(18,000)	0.50
Outstanding - March 31, 2006	1,335,000	0.51
Exercisable - March 31, 2006	398,250	0.50

The following table reflects the stock options outstanding as at March 31, 2006:

	Stock options outstanding		Stock options exercisable
Exercise price $	**Number outstanding**	**Weighted average remaining contractual life (years)**	**Number exercisable**
0.50	1,245,000	4.52	398,250
0.68	90,000	4.85	-
	1,335,000	4.54	398,250

c) During the year ended March 31, 2006, the company issued stock options with a fair value of $494,262 and recorded a stock-based compensation expense of $148,969. The fair value of the stock options granted in 2006 was estimated using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0.0%; (ii) expected volatility of 90-106%; (iii) risk-free interest rate of 3.5-3.9%; and (iv) expected life of 5 years.

7 Income taxes

a) Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rate to pre-income tax losses from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the future income tax assets are as follows:

	2006 $	2005 $
Future income tax assets		
Non-capital losses carried forward	258,000	51,000
Research and development expenditures	294,000	9,000
Investment tax credits	188,000	-
Carrying value of intangible assets in excess of accounting basis	170,000	9,000
Share issue costs	284,000	23,000
Total future income tax assets	1,194,000	92,000
Valuation allowance	(1,194,000)	(92,000)
Net future income tax assets	-	-

In assessing the realizable benefit from future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets may not be realized. The ultimate realization of future income tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and uncertainties related to the industry in which the company operates. Due to the company's stage of development and operations and the industry in which it operates, the income tax benefit of the above amounts has been completely offset by a valuation allowance. The valuation allowance increased by $1,102,000.

b) The company has available research and development expenditures for income tax purposes of approximately $780,000, which may be carried forward indefinitely to reduce future years' taxable income. As at March 31, 2006, the company had non-capital income tax loss carry-forwards of approximately $714,000 available to reduce future years' income for income tax purposes. The income tax loss carry-forwards begin to expire in 2015. As at March 31, 2006, the company had approximately $125,000 of refundable investment tax credits and $100,000 of non-refundable investment tax credits available to offset future income taxes. The refundable credits have not been recognized in the financial statements as the company does not yet have a history of successful claims.

c) A reconciliation of the Canadian federal and provincial statutory income tax rate applied to the net loss for the period to the income tax recovery is as follows:

	Year ended December 31, 2006 $	**Period from January 23, 2004 (inception) to December 31, 2005 $**
Statutory income tax rate	36.1%	36.1%
Income tax recovery based on statutory rate	(710,000)	(60,000)
Permanent differences	92,000	300
Investment tax credits not recognized	(188,000)	(9,000)
Share issue costs recorded, net of equity	(284,000)	(22,000)
Other	(12,000)	(700)
Change in valuation allowance	1,102,000	91,400
Income tax recovery	-	-

8 *Related party transactions*

During the year ended March 31, 2006, the company incurred $161,900 (2005 - $81,300) of legal fees paid to a law firm where one of the partners was an officer of Amorfix prior to the amalgamation. As at March 31, 2006, $nil (2005 - $26,211) was payable to that law firm. The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Certain members of management who are also shareholders were under contract for various periods in the year to provide employment services to the company. During 2006, the company incurred $360,598 (2005 - $53,333) of expenses for six (2005 - four) contracts, with $22,111 payable as at March 31, 2006. The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

On February 18, 2005, the company acquired technology, including all rights, title, interest and obligations, from a group of founders. The transaction was valued at the carrying value, which was determined to be nominal (note 5(b)).

On February 1, 2006, the company acquired an exclusive licence to develop certain SOD1 technologies owned by Neil Cashman, an officer, director and shareholder of the company, for diagnostic and therapeutic applications for ALS disease. In consideration, the company committed to spend $300,000 on the technology within three years and pay a small royalty on commercial sales. The company also received an option to acquire the technology on payment of $100,000 in cash or common shares at any time prior to the fifth anniversary of the licence agreement. The acquisition of the licence was valued at the carrying value, which was determined to be nominal.

9 Supplementary cash flow information

The components of the change in non-cash working capital are as follows:

	Year ended March 31, 2006 $	Period from January 23, 2004 (inception) to March 31, 2005 $	Period from January 23, 2004 (inception) to March 31, 2006 $
Amounts receivable	(68,413)	(4,926)	(73,339)
Prepaid expenses	(11,201)	(5,000)	(16,201)
Deferred costs	-	(19,314)	(19,314)
Accounts payable and accrued liabilities	108,348	61,335	169,683
	28,734	32,095	60,829

No income taxes or interest was paid by the company.

10 Commitments

a) The company enters into research, development and licence agreements with various parties in the ordinary course of business where the company receives research services and rights to proprietary technologies. The agreements require compensation to be paid by the company, typically by a combination of the following methods:

i) fees comprising amounts due initially upon entering into the agreements as well as additional amounts due either on specified timelines or defined services to be provided;

ii) milestone payments that are dependent on products developed under the agreements proceeding toward specified plans of clinical trials and commercial development; and

iii) royalty payments calculated as a percentage of net sales, commencing commercial sales of any product candidates developed from the technologies.

As at March 31, 2006, the company has commitments under the above agreements to fund research in the amount of $300,000 over the next three years.

b) Milestone and royalty-related amounts that may become due under various agreements are dependent on, among other factors, pre-clinical safety and efficacy, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Amounts due per the various agreements for milestone payments will be accrued once the occurrence of a milestone is likely. Amounts due as royalty payments will be accrued as commercial revenues from the product are earned.

11 Segmented information

The company operates within a single operating segment, being the research and development of AMPs, and operates in Canada.

12 Comparative financial statements

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 financial statements.

13 Subsequent event

On April 4, 2006, the company acquired certain additional SOD1 technologies owned by Neil Cashman for a nominal amount. The company also entered into an agreement on the same date to licence exclusive rights to these SOD1 technologies from Neil Cashman's co-inventors at the University Health Network (UHN). As consideration for the licence, the company paid $5,000 in cash, assumed a liability for $4,400 in patent costs, committed to fund $260,000 of SOD1 research at UHN, to pay small commercial royalties and to make milestone payments as follows:

i) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval; and
ii) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The company also received a buy-out option from UHN to allow the company to acquire the technologies prior to commercialization.



amorfix
Life Sciences Ltd

MIND MENDING MEDICINE

Alzheimer's, Parkinson, Amyotrophic Lateral Sclerosis and Mad Cow Disease are all related - who knew?

The common link between these four neural diseases is the build-up of "amorphic" proteins due to misfolding and aggregation. These aggregated misfolded proteins (AMPs) are toxic for neurons. Amorfix's goal is to detect AMPs and prevent their formation and thereby enhance the treatment of patients with these diseases.

For each disease, the AMPs have different names. In Alzheimer's disease, they are called amyloid; in Mad Cow disease (also known as bovine spongiform encephalopathy, BSE), prions; in amyotrophic lateral sclerosis (ALS), SOD1; and in Parkinson's disease, Lewy bodies. Each AMP is composed of a different protein. In its healthy state, the protein is present in abundance in the body and has a normal physiological function. In BSE and the human form, variant Creutzfeldt-Jakob disease (vCJD), the AMPs, called prions, are infectious. Amyloid, misfolded SOD1 and Lewy bodies are not contagious. Another commonality amongst the four neural diseases is they can be definitively diagnosed only after death, by analysis of the brain.

It is thought that AMPs escape the central nervous system and enter into the blood stream. If specific AMPs could be detected in blood, then it would be possible to diagnose the disease at an earlier stage. *Amorfix is currently focused on developing diagnostic tests for these four neural diseases.*

Amorfix has also started a program to develop "Mind Mending Medicines" as novel treatments for ALS, Alzheimer's and Parkinson's diseases.

Detection of AMPs in Blood

AMPs are made up of normal proteins that have been induced to misfold and aggregate (figure 1). Since there is an abundance of normal protein in blood (figure 2a), AMPs are extremely difficult to find. It is like looking for stars on a sunny day; the stars are shining but they cannot be seen in the sunlight. Amorfix has discovered and filed patents on a technique called Epitope Protection. Simply put, it is a chemical process to hide all the normal proteins and make the AMPs stand out (figure 2b); a way to block out the sun so the stars can be seen.


Normal Protein
Misfolded Protein
AMP

Figure 1

Amorfix has also developed an ultra sensitive immunoassay to detect all the AMPs; using our analogy, this is like using a Hubble telescope to see even the faintest stars. These two discoveries have enabled Amorfix to detect prions in blood plasma.



Figure 2a – It is hard to see prions amongst the normal proteins



Figure 2b – With Epitope Protection the normal proteins become invisible and the aggregated misfolded proteins can easily be detected

Epitope Protection has also been shown to work on amyloid Abeta, the protein fragment that misfolds and aggregates in Alzheimer's disease. Amorfix is currently developing a blood test to detect Abeta-AMPs in blood. If successful, the test will be used to look for Abeta-AMPs in Alzheimer's patients, both as a diagnostic and to monitor disease progression.



Infectious AMPs (Prions)

In the 1980-90s, the epidemic of Mad Cow disease (BSE) and the consumption of meat from contaminated cattle resulted in a new disease, variant Creutzfeldt-Jakob disease (vCJD), emerging in the last 10 years (see figure 3). The infectious agent was determined to be prions by Dr. Stanley Prusiner. He was awarded the Nobel Prize for Physiology or Medicine in 1997 for discovering prions and describing the process of the formation of these aggregated misfolded proteins (AMPs). Previously, it was thought that all infectious agents must contain nucleic acids (DNA or RNA) to allow them to replicate. Dr. Cashman, Amorfix's Chief Science Officer, hypothesized that AMPs in human neurodegenerative diseases also form by misfolding and aggregating. He suggests that this is the mechanism for the propagation of the disease... *Cashman's pivotal insight resulted in a new understanding of neurodegenerative diseases and is the basis of Amorfix's focus on AMP detection and prevention.*



BSE Animals in Food Chain
400,000
300,000
200,000
100,000
0
1980
1985
1990
1995
2000
2005
2010
animal epidemic
BSE in cattle
primary epidemic
vCJD from food
potential
secondary
epidemic
vCJD from
blood
20
10
0
vCJD Patients

Figure 3

Blood Safety

It has been shown that people, who acquired vCJD by eating contaminated beef, can transmit the disease to others through blood transfusion. So as in the 1980s with the emergence of HIV-AIDS, the blood transfusion services worldwide must find a way to prevent the propagation of a fatal disease from person to person.

Since people with vCJD could be contagious for decades before showing symptoms of the disease, there is an even greater possibility of widespread infection. Some scientists believe there are tens of thousands of people currently incubating the disease who may transmit the disease unknowingly through blood donations for several years.

Amorfix has developed a novel way to screen blood for prions based upon Epitope Protection (see page 3). Amorfix is currently in the final stages of validating this EP-CJD™ test for use by blood transfusion services.

There are 100 million blood and plasma donations per year worldwide (figure 3). European countries where BSE-positive cattle were prevalent are most concerned about transmission of vCJD through blood transfusions. These countries collect approximately 6 million blood donations per year and also import an additional 12 million units of plasma a year from the United States to meet their transfusion needs (figure 3). *Amorfix will launch its EP-CJD™ test in these countries in 2007.*



Blood Usage (units)
Europe
18,000,000
Rest of the world
82,000,000

Figure 4

Food Safety

BSE-positive cattle continue to be detected worldwide. 7 BSE-positive cows have been found in Canada. Of these, 3 were discovered in the first half of 2006 in three western provinces. The banning of animal products in animal feed has been the principal means of making the food system safe. In some countries, the brains of all cattle over 30 months of age are tested during slaughter to ensure that BSE prions are not present. The post-mortem analysis requires a skilled technician to sample the correct part of a brain for testing. A blood test would be easier to perform and would allow for live animal testing of a herd when one cow is found to be infected. Currently, the herd is destroyed and years of careful breeding are lost.

Amorfix is discussing with potential partners the development of an EP-BSE™ test for cattle and an EP-TSE™ test for other animals. To date, the Canadian and American governments have stated that they will not allow selective testing of live animals. Amorfix is continuing to monitor the need for animal testing.

Neurodegenerative Diseases

Alzheimer's disease, amyotrophic lateral sclerosis (ALS) and Parkinson's disease all have a build-up of aggregated misfolded proteins (AMPs) in the neural tissue. Using the same Epitope Protection approach, Amorfix is developing blood tests to identify patients suffering from these diseases.

Amorfix has shown that Epitope Protection allows for the detection of amyloid Abeta, the AMP present in Alzheimer's disease. The number of people at risk for Alzheimer's disease is expected to increase dramatically in the next 20 years as the "age bulge" moves into the high-risk age brackets (Figure 5). A test is needed to screen everyone over the age of 60, as Alzheimer's affects 10% of people aged 60 and 50% of people over 85 years of age.

A test for early detection of Alzheimer's disease is also needed to properly evaluate new therapies and drugs. The current diagnostic method uses a questionnaire to select people with Alzheimer's disease. This method does not reliably distinguish between minimal cognitive impairment, early Alzheimer's disease, and other dementias. The result is that many potentially effective therapies are abandoned when they do not show benefits in early clinical trials.

Population Distribution in Canada in 2006 (millions)



0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
80+
70-74
60-64
50-54
40-44
30-34
20-24
10-14
0-4
Age
At risk for AD today
At risk for AD in 20 years
Female
Male

Figure 5

An accurate blood test would allow the selection of people with Alzheimer's disease and permit novel therapies to be properly evaluated. The test could also provide information on disease progression and the effectiveness of a therapy on an individual basis.

There are a number of new treatments for Alzheimer's disease that have shown great promise in preclinical studies, but they are waiting until a better diagnostic is available before beginning clinical trials.



Therapeutics

Treatment

Amorfix has begun to target misfolded proteins and develop agents to prevent them from forming aggregates.

As a first step, Amorfix has established a *partnership with* Biogen Idec Inc, a major bio-pharmaceutical company, to develop agents for the treatment of amyotrophic lateral sclerosis (ALS). Amorfix is ready to test several candidate agents in preclinical models of ALS. The best compound will be validated in clinical trials to demonstrate safety and efficacy in humans. Amorfix expects to start clinical trials in 2009.

When this novel approach has been shown to work in ALS patients, it can be extended to other neurodegenerative diseases such as Alzheimer's and Parkinson's diseases to develop mind mending medicines.

Prophylactics

The misfolded protein is not recognized by the immune system as abnormal. Amorfix has shown, in preclinical models of prion diseases, it is possible to boost the immune system assisting it to recognize the misfolded proteins and prevent infection with prions. This discovery points to the possibility of a vaccine for AMP diseases.



MANAGEMENT & BOARD OF DIRECTORS



George Adams, PhD
President, CEO and Director
Previously with University of Toronto Innovations Foundation, Boston Scientific, Pfizer, Corvita, University of Ottawa, Canadian Red Cross.

Neil Cashman, MD
CSO, Founder and Director
Canada Research Chair UBC, Director of Vancouver Coastal Hospital ALS Centre, Scientific Director of PrioNet.
Previously with University of Toronto, Sunnybrook Health Sciences Centre.

James Parsons, CA
CFO
Trillium Therapeutics,
Previously with Lorus Therapeutics, KPMG

Vigen Nazarian, MSc
Director Business Development, Founder
Previously with University of Toronto, Dupont/Pioneer International.

Graham Strachan, BSc
Director, Chair
GLS Business Development, IBEX Biotechnologies, LorusTherapeutics, VIVUS.

Don McCaffrey
Director
Resverlogix.
Previously with Stem Cell Therapeutics.

William Lambert
Director
Birch Hill Equity Partners.
Previously with TD Bank.

Joachim Ostermann, PhD
Director R&D, Founder
Previously with Axela Biosensors, Caprion Pharmaceuticals.

Marty Lehto, PhD
Senior Scientist, Founder
Previously with University of Toronto.

Marni Uger, PhD
Senior Scientist
Previously with MDS Proteomics, ARIUS Research Inc.

Amorfix Life Sciences Ltd.
3080 Yonge Street, Suite 6020, Toronto, Ontario, Canada M4N 3N1

E | info@amorfix.com T | (416) 482-3813 F | (416) 482-3811

www.amorfix.com

amorfix
Life Sciences Ltd

END